 Exhibit 99.10

Transcript of Open House

Analyst Meet 2016

August 26, 2016

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer and Managing Director

Pravin Rao

Chief Operating Officer

Ranganath D Mavinakere

Executive Vice President & Chief Financial Officer

Ravi Kumar S

President, Chief Delivery Officer

Sandeep Dadlani

President, Global Head -- Manufacturing Retail, CPG & Logistics

Mohit Joshi

President, Head -- Financial Services

PARTICIPANTS

Sumeet Poddar

Birla Sunlife Insurance

Puranik

Viju

Sandeep

Edelweiss

Anantha

Credit Suisse

Ashish

Motilal Oswal

Priyankar

Motilal Oswal

Rahul

Systematix

Ashwin

Nomura

Moderator

Folks, we are ready to start the Open House session. Please speak into the mic and the floor is open to you to ask questions to the CEO, COO, CFO, and the Presidents. So, let's go ahead.

Vishal Sikka

Hi, Good afternoon. So, during the lunch as well as in the breaks prior to lunch, several of you asked questions to all of us multiple times on a few topics. So, I thought I will just answer up ahead. One was on consulting, I got asked several times and so did Pravin, Ranga, Ravi, Sandeep and Mohit. The one was on the preparedness of our sales from the point of view of being able to sell the new services, one was around guidance, specifically many of you asked about guidance and so forth. There was a fourth as well Ranga, those were the three main ones. So, I will just mention these quickly and then we can get into any questions that are on all of your minds.

First of all, on consulting, I think many of you asked about the fact that it is dilutive on the margin and what the relative value of it is and so forth, so that is true. The main assumption of consulting is the ability of our consultants to generate downstream revenue for the rest of the Company. And in that sense, over time we do see that consulting will evolve into a two tier kind of a model where the frontline is the one helping us carry out strategic conversations with the clients and the rest of the consulting helps execute larger numbers of projects with more control in our hands on execution of the projects and so forth. So, in that sense you can see that while consulting itself may not have the right margin profile, it does have the right revenue per employee profile and has the strategic elevation profile to help drive downstream business. And beyond that, over the longer term, the main thing is to help consulting evolve towards a design thinking led organization that can help elevate the conversations with the clients. So, this is also something that will take a while, it will take longer than I originally expected, I had expected that by now we will be able to transform consulting into that kind of a mindset, but it is different, it will take some additional time.

On the preparedness of the sales, in a sense it is a blessing when you know that you do not have all the skills and the capabilities to be able to sell the new things, otherwise they would not be new things. So, then the question becomes do we have the right attitude and do we have the right ability to train and learn, mentorship and apprenticeship oriented model to help grow that. And we have been working on that, Sandeep talked about in his session. And that is, you can never be perfect at it and in many ways the culture in our Company has been more largely around RFP driven sales and things like that. So, we do want to get away from that and to the extent that that will mean transforming and replenishing our sales organization with newer kind of talent and refreshing the talent and so forth, and we will do that and we are already in the midst of doing that. So, I do not see that as having seen this kind of a journey many times in my life, I am not particularly concerned, in fact the date at which I have seen the pipeline in the new areas grow both with the specialist ways in which Sandeep talked about as well as across the board that Mohit talked about, I feel actually quite encouraged that we are going to do that.

On the guidance related things, I want to reiterate a couple of things, and Ranga, maybe you can correct me. So, there are a couple of points that are important with regard to this guidance. I understand many of you are concerned that there has been volatility or a perceived volatility and now we have in the last few quarters how this has happened, but as you know we have always believed in, when I started Mr. Murthy had told me that we always in this idea of minimizing asymmetry in the information that we see, the six of us and our senior management teams, that our board and us see together and what you and us see together is always the same as much as possible that we are sharing with you the information that we see, and obviously that changes. And in the case of consulting and some of these areas that did take us by surprise in Q1 towards the end.

So, I want to again reiterate where we are right now is our visibility on Q2 is at present that we will have higher growth in Q2 than we did in Q1. This we are very confident about. We are also, at the same time, seeing Q2 in a worse shape than it was at the beginning of the quarter. However, five weeks of strong focus execution by all of us and our teams are still in front of us, so therefore we are going to see how this evolves. Now, when you look at RBS and actually some of these things that have happened during the course of this quarter, the downstream impact of these on Q3 and Q4 is something that we are still yet to assess. So, when we look at the remainder of the Q2, the next five weeks and our assessment of what that means in Q3 and Q4, we will give you a better sense of this when we are together with you in October. But this is basically the current situation and we do see a risk that there could be deterioration which is also what other people in our industry have.

So, Ranga, these were the main points that I wanted to reiterate. You want to add anything?

Ranganath D. Mavinakere

I think that is pretty much. Vishal, I think what we have reiterated since morning is that. Yes we are entering Q2 with more uncertainty than we entered in Q2 at this point in time. However, the Q2 growth is likely to be better than Q1 and at the same time to assess what is the impact on Q3 and Q4, while RBS has been there, we do not know whether there are some more or not likely and also we do not know to what extent some of the current project trajectories would improve. Some of the ramping up, clearly some of the projects we see ramp ups, the revenue trajectory of those ramp ups we have to closely watch over the next four, five weeks. I think primarily we are saying is that in October we will, certainly we will be able to give a much clearer picture. While as Vishal said there are downside risk to the guidance, and that is what we are clearly saying. But a more clarity and more importantly we will get a much accurate picture when we come in October.

Vishal Sikka

So with that, perhaps we can start with any questions on your mind.

Sumeet Poddar

Hi, this is Sumeet Poddar from Birla Sunlife Insurance. Just wanted to check on your 2020 vision that we had envisioned, how things change or how are things shaping up on that part?

Vishal Sikka

The entire endeavor, the strategy that we have laid out, the longer term elements that we keep focusing on, we keep talking about is towards a long-term. And this transformation is going to take time, of course we are responsible for quarterly execution as well, this is the burden that we carry. We need oxygen in order to dream, you cannot simply be dreaming. However, I am confident that with the kinds of initiatives that we have launched and the kind of embrace of these initiatives that we are seeing with our clients that the three main areas that we have talked about which is revenue growth, margin improvement and most importantly, revenue per employee improvement that these are achievable.

On a personal note, individual quarterly things do not deter us from that long-term goal, that north star that we have in front of us, it is not a financial goal in the sense of a guidance or anything like that but it is a goal post that we have setup out there. And a next generation service company like the one that we have talked to you about today is one where if we are able to execute on this path then these will be the $20 bn and $80,000 RPE and 30% margin will be a consequence of the work that we do. This is how we see it.

On a personal note, I have to say, and some of you also asked me this question during the breaks. When I was at SAP, we built Hanna and I launched it in generally available in June of 2011 and by December 2012 it had crossed a €1 bn in license revenue. And at that time the entire organization, the whole Hanna world was like 200 people, so it was like €5 mn per employee revenue. And perhaps my perception is quite skewed from that point of view, but I look at it as taking $50,000 to $80,000 which is, I understand that $50,000 to $80,000 is not an easy thing and from the context that we are all living in and we have all grown up in, this seems like a very difficult to achieve target and for the first two years we have not seen so much movement and so forth. But on the other hand we have seen evidence of the kind of growth that is possible when you have something very differentiated that you can bring to scale. So, I think this is still our ambition and a couple of quarters here and there do not change that.

Sumeet Poddar

Sure. Has there been any instance which has led to, kind of, rethink in the way you want to achieve that? Of course, you have mentioned that it is a journey to the north star that you are seeing there, of course, I mean, timeline may be earlier or later two three quarters here and there, but do you think that you had to rethink on the way?

Vishal Sikka

No, we are not changing. The renewal of our existing services on the basis of automation and innovation entering into completely new areas that we never did before and helping our clients get there and doing so on the firm basis of values and culture and education, this is independent of what happens in the course of the quarter, this is what we are doing and why we are committed to doing that. And also the important thing, I know we are all in the company of lots of financial people here, but the important thing to realize is that $20 bn and 30% and $80,000 is not goal, it is a consequence of the work that we will do in the course of building a great next generation services company. I mentioned this in my shareholder letter, for those of you who have read it, that this will be the footsteps that we leave behind, we should not confuse that with a goal, but we are committed to getting there, but as a consequence of the work that we do and not as the goal in itself.

Sumeet Poddar

And in the journey, have you found any accelerators which can actually be helpful as such?

Vishal Sikka

Software that achieves ridiculous adoption.

Puranik

In the morning session, one thing that struck me most was the elevated level of conversation you talked about. And the CEO and his men all of them talked about this in serious depths, this is very critical to create scale economics, it is very critical to take accounts from $10 mn to $100 mn and beyond. So, in this context I want to understand what is the level of preparedness in terms of mentoring, training the next level, getting the next 100 people to talk like you who can connect the board, who can connect with a CXO level organization and get to sell, get to re-imagine customer business model, in turn make customer re-imagine his own business model. And the challenges that he faces, the pain point he faces, how many can find proactively the problem and also build a solution together? And the next level is, how do you create, convert 100,000 people design thinking organization to 5,000 - 10, 000 smart people who can really build solution, in combination, the $20 bn objective is not difficult to achieve.

Vishal Sikka

Very well said Mr. Puranik, the question you have asked is the heart of the matter, that is what is at the heart of our journey. We are not there yet, we are not even close, to be honest, to be candid. Sandeep and I were talking about this, when we look at the conversation that we have had with clients like Hershey's or Procter & Gamble or Syngenta or NAB or UBS or these kind of companies where we have achieved success in strategically elevating the conversation, in having board level conversations, doing strategic projects of high value and using that to drive more the normal work as well and lots and lots of normal work to large scale. There are still very handful of examples like this, there are not that many. The number of people who can have these kind of conversation is far too small, presently.

My sense is that in this area education will not help so much, it will have to be more by example, immersive, getting teams of people along on this journey and project by project, client by client nurturing an environment where people will learn this. If we get to the point where 2000, 3000, 4000, 5000 people inside the company are able to have thousand such conversations or five hundred such conversations, this is the goal that we are after. Hopefully, as you have seen over the course of the day, not only me now, all our leadership is talking in this way. We are all seeing the opportunity and the things. But all I can say is to pay tribute to your question and say that this is exactly what we are trying to solve, there is not an easy formula for it and the success of our ability to answer your question is going to determine the success of our company and our strategy.

The other half of it is what Ravi talked about which is the ground swell of innovation. How do you have a strategic conversation with a client? Mr. Murthy once told me that he was, actually even before he started Infosys he was in France and he was working with a large client in France and he said that the CEO was a distinguished CEO of this big company and he was taking advice from a 24-year-old kid from Anderson Consulting at that time somewhere. And he said I was always mystified by how is it that a 24-year-old kid can give advice to such a large CEO and the CEO actually earnestly listens to what this kid has to say. Obviously, he picked it up from some book or something, this guy has actually no idea how to build a huge company. So, when we look at what is it that elevates that conversation, of course there is the content, you have to know what you are talking about and you have to have the solution, the content to be able to elevate the conversation, to be able to tell something to the clients that is relevant to their business in a very deep way. You also have to have the confidence and the articulation to be able to do that and then you have to have the ability to carry that through to make that happen. Some of this we can teach, especially to the youngsters, this is why we are teaching design thinking, the creative confidence. The example that Ravi gave, every time we do this call, our zero distance call, we have thousands of employees and we hear examples like this. More and more after one and a half year of zero distance we see that the kids are developing the creative confidence to be able to speak up and come up with an idea and say, Hey! look this process that you have been running, if you did this, that and the other can be dramatically improved, that is the beginning, that is the other journey that will also take some time, but that is the bottom-up journey and the top-down journey will be to start from the top. And so once these two reverse meet, which should happen in the next year, two years then we will be closer to that goal.

Does anyone want to add anything to this?

Viju

Thanks. I am going to ask you a question that a research technology specialist asked me - do you believe in design thinking that Infosys is doing? I said, I don’t know. He said how is it possible that you can make people train in design thinking with just one day of training, should they not require a lot more intensive preparation? So that is the first question. I mean, one day of training, how do you expect people to just sort of pick up principles and embed that in real life project work?

Vishal Sikka

That is a great question, Viju. You cannot. Simple answer is that you cannot run a brick layer into Picasso in one day. It takes, I mean, if you look at great designers it takes decades of work, there is a principle around 10,000 hours of deliberate practice to make somebody into world-class and so forth. That is not so much the point. Design thinking fundamentally is about practicing it, about becoming immersed in a way of working. So, if you create, in parallel, a culture where everybody asks questions. So Zero Distance, one of the things that Ravi has done is we have this idea that the project teams actually meet every Friday afternoon and talk about what is it that they can do to improve the project and so forth. And that gives you the deliberate practice of months and quarters and years that then gets you closer to this kind of an idea.

So, what is the point of the one day? That one day is very carefully designed, first of all. It was designed by three of the faculty from the Stanford D-School and Sanjay Rajgopalan who heads our design team and himself is a PhD graduate from Stanford Design School. And you can look at a child, somehow till the age of eight or nine a child has a curiosity, they are constantly asking why. I have my younger son who is eight, getting close to nine now. Somehow around the age of nine this curiosity starts to die down, our schooling, our education, the oppression of homework's and everything kills this curiosity out of our children. And then all of a sudden you take this design class and you realize that you actually always had the curiosity, you never lost it. So, the purpose of the one-day class is not to turn somebody into a designer and then he goes and says that, Oh Man! look I am a designer now, but it is to reawaken that sense of curiosity in a person that I can look at a project, I can look at a room and I can see what is missing and I can ask you a question why and then I can do a rapid prototype to try out a few ideas and so on. That reawakening can happen in one day and it does happen in one day. For our sales team the program is two days long, that is also a customized one for the sales team, for the consulting team it is three days long and then for some of the senior executives we do this dedicated two-and-a-half-week program at Stanford where they spend actually two and a half weeks together over the course of 15 months to go through that, that is only for 200 people. So, it is different grades of how you teach this. But you are absolutely right, anybody who comes and tells you that after going through a one-day long workshop on design thinking you suddenly became a designer, this is absurd.

Viju

Sure. And one more question, when you talk about new age solutions, often they end up being point solutions. And one of the things we want to understand from Infosys perspective is how to embed scalability into that because many a times this end up being point solutions and at best door openers. So, from our point of view how are we going to ensure that they tick the box of scalability in those?

Vishal Sikka

That is a great question. I think that scalability should not mean giving everybody the same thing, but scalability should mean that being able to do thousands of things in the same way. And even though each of those thousands of things are different and unique, we are a services company, if we do not help clients solve their individual problems, even though those individual problems are individual but do so at a massive scale, then who will. Then there are plenty of product companies out there that make one thing for everybody, but then everybody gets the same thing, this kind of misses the point. Our endeavor is to be able to perfect the how, the process, the scalability of being able to deliver a unique innovation that is relevant to you, but do the same thing thousands of times. If we manage to get that done, that is far better than being able to make one thing that applies to everybody. So, it is the difference between the what and the how.

Viju

And finally when you talk about client mining, I think one of the natural limitations to client mining is the maturity of various service lines itself. I think BPO needs a lot of work for instance, there might be a couple of others also. So, do you think therefore there will be a natural limit to where your client mining can reach, if you do not sort of, get these service lines working well enough?

Vishal Sikka

Absolutely.

Viju

So, then does that mean that you may not, I mean, so how should we read the leading indicator, we just look at your BPO growth or certain other segments where you have historically not done well to figure out if your client mining is improving.

Vishal Sikka

That is again a great question. Until the service lines are transformed through leadership and retraining, improving the skills and so forth, refurbishing of it, the way that we can get there is by augmenting the teams with specialist teams, with better teams. So, one of the things that Ravi and Sandeep have done, for example, in BPO in the last four months or three months or whatever, is we have augmented the BPO teams because in many cases they are not capable of having certain kinds of conversation, they just do not have that comprehension, they do not have that ability to articulate and conceptualize things and then execute them. So, what they have done is they have actually augmented specialist teams, in Ravi's case with the delivery lines and in Sandeep's case the sales team. Sandeep himself, we had day before here in Pune we had a huge client that came here from his portfolio and he came to Pune one day before all of us did, and actually spent the whole day with the team, it was a BPO client but it was a complete boundary less as Ravi talked about. And just before we got here they were both showing me this SMS that they got from the client about how they thought that. So, I think the simple answer is that first you get there by attaching and scaffolding the "weaker service line", but overtime the answer is to elevate the service line. But I think both of you should comment on this.

Ravi Kumar S

So, what we did in the last three months in BPO as you picked up on that point, the first thing is we had some quick wins, so we kind of looked that integrating this sales force of BPO along with the larger sales force of Infosys. So, the BPO sales force actually becomes a horizontal and we get the larger sales force of Infosys to sell BPO services as well. So, that was a quick win. So, that gives us an ability to do up-sell, cross-sell which we spoke about with all the clients Infosys has where we do not have BPO but we have other services running. So, that was a quick win. So, one of the indicators is to see how much of that we could up-sell, it may not be new clients but it could be existing Infosys clients where we do not have BPO services.

The second, I think the color of BPO services is going to change completely as I mentioned in my talk. It is going to be a lot more integrated with infrastructure and with applications. We are going to see a lot more BPO of that kind. So, a leading indicator going, back to your terminology, is if we are winning more integrated deals, if we are actually doing pitches which are very integrated, Sandeep actually did one two days ago. We are seeing lot more integrated pitches of infrastructure BPO, digital and applications.

The third is value added services on core traditional BPO, that is another indicator. So, if I can do forecasting on BPO. BPO is in some sense we have relegated it to a past thing and not a future thing. When you take over a process, you can take over a process and add layers on top of it which could be forecasting, which could be analytics and how much of those services we could sell will again be another indicator, in my view, of getting there. The contemporary next generation BPO is going to be very different to just doing a lift and shift of a business process, how do you digitize it, how do you automate it, how do you innovate that process. In some sense most firms like ours looked at consulting as the tip of the sphere to build downstream, I actually think that consulting opportunity will come from the bottom-up stream where you take a process and innovate it and actually transform it. So you will go completely the other way around, you will start seeing consulting opportunities at the bottom.

Sandeep

Sandeep here from Edelweiss. So, Vishal, if you see in last few years the productivity in a way has started going up, I am not talking about $50,000 to $80,000 but if you see there is a fall obviously in the revenue growth rates and there is a sharper fall in employee addition rate. Now, which kind of probably deincentivizes this stream itself where you go and look for resources. Now, going forward if you see our business is transforming for the whole sector if you are looking for an elevated level of relationship, probably this skill set requirement will be more different. So, there are two questions related to this. First is that will this not result in consistent higher attrition going forward as well, because there will be a miss match of this skill set to some extent and you will not always be able to compensate it or overcome it with training. Second, with further fall in employee growth rates, means the industry not adding more people, the stream will look out of flavor and so basically which will result in even lower number of good people coming in which probably would result in you go and looking for people outside India and probably they will come at a higher cost. So, your revenue productivity in that case will be much more demanding then what you would be seeing today. So, how do you address these two issues?

Vishal Sikka

I think that is a great question. There are several layers to that, several perspective or aspects to that question. One is the availability of skill, one is the ability to train people and one is the ability to amplify people with software, all have to be done. Ultimately, having a few geniuses at the top who can have a few hundred conversations is not the answer, you need a large base and the entire base has to be elevated. And the base has to be elevated in a way that the education and the software that we build for the people ends up amplifying them so that they can do much more than they would just as a person by themselves. So, we have taken steps in that direction with Mana and with AssistEdge and so on where we can actually, a person with Mana, an Infoscion with Mana is far more than an Infoscion by himself or herself. So, if you are able to do these three things, I think the skill availability itself is not such a big deal, our ability to train is a bigger deal and our ability to amplify the software is even bigger deal. There are many examples of great services companies in other industries, not in IT, in airlines for example or in hotels and so on where you can clearly tell a person belongs to a culture, belongs to a category of service that is unforgettable, we have all examples of our favorite airlines or our favorite hotels where this category of service exists. And then yet you look at it and then you say they are bringing in people and they are creating this kind of an elevated experience, how is that working. That context around the people that you create elevates them, makes them a unique provider of service. You can replace them with somebody else with the same category of service and same category of value that they deliver continues to be the case. That is a function of the outer context around the person, in our case that context includes software amplification, automation, the ability to do better project management and knowledge management like Pravin was talking about, and so forth.

So, the skills will be there, I mean, we have 80% of our engineering graduates driving Uber cars and Ola cars and things like this, they are unemployed. This is not so much the issue, the ability to train them and educate them with the right skills is a bigger issue and then building great software that elevates them, that amplifies them is an even bigger issue. I see it that way and I do not see attrition or our ability to pay and so forth as serious issues here, I see the long-term fundamental issue is our ability to teach people and our ability to amplify them with software.

We have a leader who is specifically focusing on this particular part of tooling for our employees beyond Mana and so on, so that is why I thought about him.

Anantha

Anantha from Credit Suisse. So, Vishal, we see part of your strategy is to make sure that you make the right bolt-on acquisitions to add to skills, etc. But I would think the work culture within many of these organizations is dramatically different from the work culture within Infosys and organizations such as yourself, and especially some of the software aspects, but at the same time they will need to work very closely with the parent. So, how do you ensure that they do not really get stifled and work, sort of, cohesively with the rest of the organization?

Vishal Sikka

Part of it is the ability to educate, so, in our training, perhaps Vinod can add something. In our training we do create training for soft skills and cultural skills negotiation, discussion, articulation, even things like dress code and so forth, so that covers a part of it. Other part of it comes from experience, from having been there. So, one of the things that we have been working on with our marketing team, of all the people, is to turn our on-site Infoscions, there are about 30,000 on-site Infoscions, into ambassadors of the Company into the way that we work and having that. This is an area that we are not, by we, I mean generally the industry that we are in, everybody is like this we do not have do a particularly good job of creating a situation where the employees who come in to work……The cultural fit, in fact, with the founders is something that we actually look forward at the time of acquisition as a key metric. Without an alignment of purpose it does not make sense to acquire a company. But, I mean, the part of this question which applies to us becoming a part of our employees’ teams, our clients’ teams is an even more important one.

Anantha

See, as an example if you acquire, hypothetically, say a design firm and the type of people who work in the design firms are very different from the standard engineers that Infosys recruits. So, how do you ensure that they continue to work well and thrive in this combined environment?

Vishal Sikka

The dish is now quite far into the hypothetical world; we are not on the verge of acquiring a design firm. I think Panaya and Skava is a more realistic example, because we acquired these companies and all the key employees are still with us. I think that alignment of purpose helps a lot and then creating one of the things and Sandeep in his role, the retail and CPG industries where he brings Skava a lot, has seen this. Creating a mindset where the acquired companies trained and engaged people from the other parts of Infosys and bring them along on their journey helps a lot, we have done this with Panaya to a large degree, with our package implementations team, we have done with Skava with the digital team and so on. And also you have to make sure that the founders and the key employees of the acquired company are constantly engaged in the work that they do. So there is not, I mean, there are lots of companies that buy companies on mass and then cut loose the founders and stuff like that. I think that misses the point of an acquisition, you are buying a company in order to acquire new set of skills and to go on a great journey together, it helps to make sure that you bring the culture along as well. The what's and the how's will work themselves out if the why are we doing, what we are doing aligns with itself.

Ravi Kumar S

So, just to take an example of Skava itself. So, some of the acquisitions we have done has intellectual property, so your question is very pertinent that how do you keep the culture intact. But you cannot keep them at a distance because if you keep them at a distance you could keep the culture intact but you cannot actually leverage this synergy of why you acquired them. We acquired Panaya, we acquired Skava, all of them had synergy to some part of our business, so what we did was we kind of kept the engineering of those products intact, we kind of kept that innovation engine intact and we integrated the go-to-market and got the reach of Infosys behind them. That is the reason why we acquired them. There is not a magic formula, but every time we do this, if we tuck in an acquisition with IP in it you have to hold that IP, you have to hold that entity which is building it, give that cultural cataclysm on top of it, but take the synergies out and create the go-to-market around it. So, that is what we did to all our acquisitions. We ensured that the go-to-market is driven through the Infosys teams and that is why we got them in because we could use the reach of Infosys and get them through the entire install base of Infosys. So, that is how we look at it. I think more of those acquisitions as they come in, we will have to keep it intact, not at a distance that we cannot synergize them but still at a distance so that we could keep that culture intact.

Ashish

Ashish from Motilal Oswal. Vishal, I wanted to know, while a part of the transformation journey is to keep adding capabilities in new areas, but I guess probably the other part is also to let go some of the existing areas. So, to that extent do you think there are parts of the portfolio that you think Infy will be better off without or they are challenging or not scalable or something that you would probably going to beat out?

Vishal Sikka

I think it happens naturally on its own, you see the parts that are not growing particularly well and there is a natural degradation in response to the needs and the circumstances in the markets and so forth. One of the things that both Pravin and Ravi talked about was the breaking down of the barriers across the service lines and across geos and verticals and so forth, so that people are more malleable. But that also comes from training, so we have gradually transformed our training to create more generalists with the ability to acquire specialized knowledge rapidly. At even very basic levels like programming languages we teach programming concept with three languages at the same time since March of last year and about 9,000 people with this class of education have showed up in our workforce in the last 18 months and you see a dramatic difference between how they acquired new skills versus the ones before that, who used to associate themselves with I am Java person or a Dot Net person or SAP this or Oracle that. So, it makes a huge difference in how you acquire skills and how you create a more malleable kind of a work structure that a particular service line or a particular way of working might decline and disappear, but the people can just be up-skilled and transition to a new area and so forth. So, to have a more fluid setup in that regard is far more important than to be bound by the individual boundaries.

Yogesh

Yogesh from HSBC. Vishal, I have two questions around automation. Firstly, from a management point of view, you have given a guidance and there is certainly pressure to achieve the annual guidance including the 2Q, is there some time temptation to delay some automation just to avoid the deflation in certain projects? And secondly, related to that, from a mid-management perspective, let's say a project manager, how do you see the incentives for that manager if his project is going to see 10% deflation with automation how would you appraise the manager?

Vishal Sikka

Very good question. I think part of it is incentives, is there somewhere in the organization some kind of a temptation to do something like this, for sure there must be and I think that we have to be disciplined in resisting that and avoiding that. Ravi talked about it in his session earlier, the need to disrupt ourselves even though it is painful, that is the only way that we grow. It is not easy, the human instinct to protect the way that we have been is very-very strong, it is not easy to do that. Incentives is one way to do it, education, constant, staying focused on messages is another way to do it, creating disciple execution is another way to do it, after all we live in a democracy but we do not work in one, you can make changes. So, it has to be a combination of all of those, disruption is hard but I want to ask Ravi to specifically talk about this, perhaps in the context of Mana or Zero Distance, how you have done Zero Distance incentives, Ravi?

Ravi Kumar S

So, it is a great question actually, every day we grapple with this and the ability to embrace this will depend on how well we incentivize our teams. It is so funny that you have to incentivize your teams to shrink themselves in the interest of the future. And there are a bunch of ways to do it, starting from double counting the software which is being sold in context to the accounts you are in so that you could actually get the revenues still accrued to those teams, though there are not people around them, that is one. The second way of doing it is creating a culture of content and depth and not based on spam. A majority of Indian firms or the culture by itself is all about do I have these many people working for me, that is breadth of service, all managers in IT services firms in India are used to actually building large teams. How do you actually create a culture of creating depth and creating specialization on depth and therefore span is not the only way you can grow. So, ability to create those work streams is another way of incentivizing it. So, there are variety of ways to look at it and incentivize it. Margins, margins is a big indicator for all our teams, margins are higher if you actually cannibalize yourself, you might shrink on revenues but you might have an uptick on revenue per person and margins. So, we have actually put all of that in place.

In Zero Distance specifically we have created an incentives mechanism where you could go and mine accounts and every project manager in Infosys who could mine those accounts, create a Zero Distance template and convert that into a project for ourselves actually gets incentivized for it. So, in some ways we believe that the sales teams at Infosys are not the only ones which are selling, the sales teams at Infosys, there is an extended set of project managers who could also up-sell, cross-sell and mine accounts. So, they actually walk the corridors of a client, so they have a better pulse of what can be done grounds up. So we have actually inculcated the culture in theirs. Culture again is a long drawn thing, you cannot do it over night, you just have to keep doing it, you just have to create role models in the system, we have mechanism to create role models in the system. So we have kind of done this very institutionally and I believe it is a question of a couple of quarters, we will see this far more in an accelerated way.

Priyankar

This is Priyankar from Motilal. Had a couple of questions. So, the subcontracting cost has been rising over the years, sir is that a structural shift that is taking place in the IT industry? And the second part, if you can comment on the on-site pyramid structure, please.

Ranganath D. Mavinakere

Let me take both the questions. Yes, the subcontractor cost, the way we have looked at it as a percentage of revenue, if you look at Q3 of FY16 it has touched 6.3% of our revenue, then in Q4 we said look we have to bring it down without impacting the business, we brought it down to 5.4% and subsequently in Q1 further it came down to 5.2%. Well, the trajectory is important, in a quarter certainly certain project ramp ups happen on site, typically the new project ramp ups happen on-site first then there could be quarterly volatility but the direction that we are very clear that we want to bring as a percentage of revenue down. Having said that, why is there a need for subcontractor cost? Typically, they are all on-site and typically when we need to staff a particular engagement and without letting go a part of an engagement where we do not have an internal staff whether Visa ready and things like that at that point in time we go for subcontractor. Well, is all of that like that? Certainly not. We do believe that some of the subcontractor cost are also because of lack of better planning, talent planning. And that is not uniform across services, certain services we need to do better talent planning, I think Ravi's organization is already focusing. Some of the reductions that we saw between Q3 and so far has been primarily to look at that particular component. I think this is where we are on the subcontractor cost.

Ravi Kumar S

So, Ranga has covered most of it. Subcontracting as a percentage of revenues we are trying to keep it in control, you have seen it in the past few quarters. Subcontracting is actually not bad if you do it very strategically, there are clients who want us to take over their contractors and over a period of time phase them out and get our employees in. An opportunity of that kind. I think we should jump in and do it because it is a value add to the client, it is a value add to Infosys. There are clients where we see very specialized skills and we by design do not want to build those skills, say hypothetically, we could get in there, or the clients where we see a spike in demand and use them. If we use it for these purposes, I think it is fairly okay, if you use it in a very inefficient way where you are not planning your demand well, you are not planning your talent well, then it is not good. But I do not see that going away, strategically it is good and healthy as long as you keep it as a percentage of your revenues and keep it in control. But then thereafter you have to look at the reasons why you are doing subcontracting and have them in control, that I think is the essence of subcontracting. We have started recruiting a few of our subcontractors into our roles and wherever we found them to be suitable in the Infosys context, that has been very successful in the past few quarters, so that has been a way of controlling. Margins on subcontractors is very important as well, if the margins are healthy enough you should still do it, provided it is a short-term fix.

Ranganath D. Mavinakere

On the on-site, I think you also asked about the role ratios. See, I think if you look at the role ratio, typically we have seen the onsite role ratio being slightly more richer than the offshore role ratios and the pyramid is much more kind of flatter there in on-site. So, we are saying we have got a very simple approach to this, we are saying that look while we understand certain projects will be on-site heavy and in the initial period there will be on-site role ratios will be more richer, is the concomitant billing rate reflect the on-site role ratio, that is the more important point. For example, if a person goes from India as JL4, as a software engineer, continues in a project, gets promoted, then becomes project manager, then the differential in the billing rate on-site, is it steep enough to offset the differential in the salary cost? I mean, finally that will be the economic math. What we are doing is, at the same time we do have limited Visas and things like that, what Ravi and team are doing is we are looking at all the fixed prices projects, on-site fixed price projects where we are asking clients flexibility to rotate some of those people into fresher newer projects that are coming up so that we reduce the richness of the role ratio in the ongoing projects, at the same time we have sufficient number of people to get deployed on-site in new projects. I think that is the exercise that our delivery team is leading under the leadership of Ravi. And it is too early and we have made the beginning, we have had some interesting outcomes this quarter but we want to accelerate that.

Coming to off-shore, I think the pyramid is very healthy offshore, but as you also know our off-shore employee cost are only 16% - 17% of revenue. If any meaningful impact has to come from role ratios it has to come from on-site. The other part on role ratio is also relating to automation, automation just releasing the junior most folks in India is not going to have, even if it is tens of thousands of people, it is going to have minimal impact. I think finally the automation has to release across the pyramid, and more so, across the pyramid on-site, that is where we will see meaningful impact. I think that is where again Ravi and team in all the automation efforts, they are not just focusing on how many people we are releasing, I think increasingly the emphasis is also on what kind of pyramid are we releasing, I think that is where on-site role ratio is important.

Rahul

Rahul from Systematix. So, the hard effort to get on the strategic discussion, getting on the table kind of an effort, are these conversations restricted to the ……..from a perspective of an event like RBS were there is a big risk. So, if there any security which we are building or is it just to secure the existing business?

Vishal Sikka

Absolutely, all of the above, that is exactly the endeavor. It is to have the strategic conversation on the things that client cares about and throwing our brain power on it, bringing our intellectual property in a way that is strategic to them and applies to their most important areas. I mean, for example, in Mana we have started to see tremendous areas which many that we did not even imagine. Mohit and I have been working with some banks where Mana has an incredible application that we never foresaw. And also to help buffer against downturns and in many cases we have been able to do that by leveraging the strategic relationship, in many cases that is simply unavoidable and inevitable to like the kind of thing that happened with RBS where the shutdown of the Williams & Glyn program simply had to be done and then you just work with the client on how best to avoid and deal with it and so forth. So, elevating the strategic conversation is going to have all of those benefits when we are able to get there. In response to the earlier question that Mr. Puranik asked, it is the same idea. We are still very early, we have many examples like outside you see some examples of projects and testimonials from some customers but we need to get many, many of these going, many hundreds of these going and that is when we will start to feel better about it.

Rahul

And in an economics kind of language how do we get the bargaining power of a supplier? We see other industries where even an ancillary player with the kind of offering it gives, keep respect with its margin or the business command on it…………..

Vishal Sikka

My experience over the last two years has been that we are not there, not only us but our entire industry, it is much more a commoditized, procurement oriented, decision making and things like that. We have not generally succeeded in elevating the conversation to one where where we would be immune from those kinds of risks. This is what we need to get to, we are slowly getting there and we have many examples now that have emerged but we are slowly getting there.

Ashvin

This is Ashwin from Nomura, I had one question. Sir, IMS and cloud business, now you are almost one-third the size of some of your competitors or peers in that space and you ideally should have a much lesser impact in terms of the legacy shrinkage that is happening in that space. And correspondingly you should be benefitting in terms of the newer business that is coming out in cloud, security, those pieces. But our growth there seems not to be industry leading, so what is holding us back? Is it scale, is it capabilities, what are we trying to change that? Because from a downstream business perspective that could be a big business.

Vishal Sikka

Yes, I mean, Nari is sitting back there, he has recently taken over the cloud business. It is an area of significant growth for us recently, it is a capability matter, maybe Ravi and Nari can add, it is a matter of getting in the right capabilities. The kinds of economics and the kinds of solutions that are becoming available in cloud are growing at an extraordinary velocity, so we have to keep up with that. We saw in the morning in my presentation some of the quotes from our partners like AWS and Microsoft Azure and so on where we are working heavily with these guys to bring the kind of skills necessary. But by and large the kind of business that we have there today is still, like Ravi said, lift and shift of existing landscapes and so forth. The more automation, the more tooling, the more scale, the more next generation capabilities that we can bring in the better, and of course also together with that the traditional capability building, the basic capability building itself. But, I mean, I think my sense is, Ravi, the cloud business, the CIS business has been growing far more rapidly in the last 15 months than in the past.

Ravi Kumar S

So, you are right. Historically, the infrastructure and cloud business at Infosys as a proportion of revenue was not very high, so the good news is we were not an incumbent so we can actually go in now and go in with a more contemporary solution which is powered by Mana, powered by our automation story and that story is actually winning a lot of business. In fact, if you see the pipeline of wins in the last four quarters, a majority of them are actually with a infrastructure tinge, a lot of it actually we have won is in the infrastructure space. So, you will see an uplift of infrastructure services for us, so that is one. The second is, in the past we did not actually do asset heavy deals in the past, we have not made that distinction now, if it makes sense to the client, if it is transforming a client which makes sense to us we have started being very aggressive on it. So, we do deals which are important for the clients, important for their landscape, important for us.

Migration into cloud needs a lot of partnerships, especially deals of this kind have a lot of pass through, so you need to do a lot of partnerships, very proactive partnerships, so we have started building that up. And then it also needs a lot of third-party skills, it is a very comprehensive set of skills you need, very specialized skills, so we have started building that up. So there is capability building, pipeline building, I actually am very-very optimistic about the infrastructure space at Infosys. I have not seen that kind of traction in the past. In the last four quarters I would say this is one of our fastest growing service lines in the company.